RETURN ON ASSETS, AND EQUITY TO ASSETS

RATIOS
1,2
For the three months ended For the year ended
April 30, 2026 January 31, 2026 October 31, 2025
Return on Assets – reported
3
0.79% 0.74% 0.95%
Return on Assets – adjusted 4 0.78 0.77 0.69
Equity to Asset Ratio 5 6.0 6.0 5.9
1

Calculated pursuant to the U.S. Securities and Exchange Commission Industry Guide 3.
2

The Bank prepares its consolidated financial statements in accordance with International Financial Reporting Standards

(IFRS), the current generally accepted accounting principles
(GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results (i.e. reported results excluding “items of note”) and non-GAAP ratios to assess each of its businesses and measure overall Bank performance. The Bank believes that non-GAAP financial measures and non-GAAP ratios provide the reader with a better understanding of how management views the Bank’s performance. Non-GAAP financial measures and ratios used in this presentation are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. For further explanation regarding reported basis results, list of the items of note, and a reconciliation of adjusted to reported results,

refer to “How We Performed” or “How Our Businesses Performed” sections of the Bank’s second quarter
2026 MD&A (available at www.td.com/investor and www.sedar.com),

which are incorporated by reference.

3

Calculated as reported net income available to common shareholders divided by average total assets.
4 Calculated as adjusted net income available to common shareholders divided by average total assets.
5

Calculated as average total equity divided by average total assets.